Exhibit (a)(1)(H)

RILEY INVESTMENT MANAGEMENT LLC

FOR IMMEDIATE RELEASE

RILEY INVESTMENT MANAGEMENT ANNOUNCES COMMENCEMENT OF PARTIAL CASH TENDER OFFER FOR NETMANAGE, INC.

Los Angeles, Calif. — (BUSINESS WIRE) — December 20, 2006 — Riley Investment Management LLC (“RIM”) announced that Riley Acquisition LLC, a wholly-owned subsidiary of Riley Investment Partners, L.P., has commenced its previously announced cash tender offer to purchase up to 1,296,890 shares of common stock of NetManage, Inc. (Nasdaq: NETM) (including the associated Series A Participating Preferred Stock Purchase Rights) for $5.25 per share, net to the seller in cash, less any required withholding taxes and without interest. Riley Investment Partners, L.P. was formerly known as SACC Partners LP.

The offer price represents a 6.5% premium over NETM’s closing stock price of $4.93 on December 6, 2006 (the last trading day before the announcement of the intention to make the tender offer).

As more fully described in the Offer to Purchase relating to the tender offer, the tender offer is conditioned upon at least 671,850 shares, representing approximately 7.1% of NETM’s outstanding shares, being validly tendered and not withdrawn. The tender offer is also subject to other conditions specified in the Offer to Purchase. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of NETM.

If the full amount of shares is purchased in the offer, Riley Investment Partners, L.P. would beneficially own approximately 19.3% of the outstanding NETM shares, which is a non-controlling interest.

The tender offer is scheduled to expire at 5:00 p.m., New York time, on Monday, January 22, 2007, unless extended.

Questions regarding the offer or requests for offer materials should be directed to Riley Investment Management LLC at (310) 966-1445. Offering materials are being filed today with the Securities and Exchange Commission and will be available on the SEC website at www.sec.gov.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell, which may be made only pursuant to the terms of the Offer to Purchase and related Letter of Transmittal. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of NETM shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction. NETM shareholders should read the tender offer statement and other related documents because they will contain important information. The tender offer statement and other filed documents will be available for free at the Securities Exchange Commission’s website and the tender offer statement will be provided at no cost by Riley Investment Management LLC. Riley Investment Management address is: 11100 Santa Monica Blvd., Suite 810, Los Angeles, CA 90025 and its telephone number is (310) 966-1445.